CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                               OF
               Dalton International Resources, Inc
                       (the "Corporation")

I, David Wood, certifies that:

     1. The original articles were filed with the Office of the Secretary of State on January 7, 1993
2. As of the date of this certificate, 6,000,000 shares of stock of the corporation have been issued.
3. Pursuant to a consent of the shareholders in lieu of a meeting, in which 3,073,200 votes, representing 51% of the outstanding voting shares, approved the action taken by the directors in favor of the following amendment, the company hereby adopts the following amendment to the Articles of Incorporation of this Corporation:

          First:  Name of Corporation.

          The name of the corporation is e-commerce group Inc.
          (the "Corporation")

/s/ David Wood                     /s/ David Wong
David Wood, President              David Wong, Secretary